

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2013

<u>Via E-mail</u>
George Zweier
Vice President and Chief Financial Officer
BRT Realty Trust
60 Cutter Mill Road
Great Neck, NY 11021

   Re: **BRT Realty Trust**
       Form 10-K for the Year Ended September 30, 2012
       Filed December 13, 2012
       File No. 001-07172

Dear Mr. Zweier:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Jonathan Wiggins

        Jonathan Wiggins
        Staff Accountant